Dated March 1, 2021

Filed Pursuant to Rule 433

Registration Statement No. 333-240297

Supplementing the Preliminary Prospectus Supplement Dated

March 1, 2021 and Prospectus Dated August 3, 2020

NATIONAL RETAIL PROPERTIES, INC.

Final Term Sheet

$450,000,000 of 3.500% Notes due 2051

Issuer:	National Retail Properties, Inc.

Expected Ratings: (Moody’s / S&P / Fitch)[1]:	Baa1 / BBB+ / BBB+

Trade Date:	March 1, 2021

Settlement Date: (T+7)[2]:	March 10, 2021

Security Type:	Senior Unsecured Notes

Maturity Date:	April 15, 2051

Principal Amount:	$450,000,000

Benchmark Treasury:	1.625% due November 15, 2050

Benchmark Treasury Price / Yield:	86-28 / 2.232%

Spread to Benchmark Treasury:	+137 basis points

Yield to Maturity:	3.602%

Price to Public:	98.132% of the principal amount, plus accrued and unpaid interest, if any, from March 10, 2021

Coupon (Interest Rate):	3.500%

Interest Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2021

Optional Redemption Provisions:	Make-whole call at any time prior to October 15, 2050 based on the applicable Treasury Constant Maturity (as defined in the preliminary prospectus supplement) rate plus 0.25%; if, however, the Notes are redeemed on or after October 15, 2050 the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

Use of Proceeds:

We intend to use the net proceeds from the offering of the notes to redeem all of our outstanding 3.300% Notes due 2023. This free writing prospectus does not constitute a notice of redemption under the indenture governing such 3.300% Notes due 2023. In addition, we intend to use the remainder of the net proceeds from the offering of the notes, if any, to fund future property acquisitions and for general corporate purposes.

As of February 26, 2021, approximately $350 million aggregate principal amount of 3.300% Notes due 2023 remained outstanding. We will incur an approximately $21 million make-whole prepayment charge as a result of redeeming all of the outstanding 3.300% Notes due 2023. The underwriters in this offering or their affiliates may also be owners of the 3.300% Notes due 2023 and may receive the redemption price for such notes with the net proceeds from this offering.

CUSIP / ISIN:	637417 AQ9 / US637417AQ97

Joint Book-Running Managers:

BofA Securities, Inc.

Wells Fargo Securities, LLC

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

PNC Capital Markets LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Capital One Securities, Inc. Raymond James & Associates, Inc.

1. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2. T+7 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next four succeeding business days should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting BofA Securities, Inc., telephone: 1-800-294-1322, or by email at dg.prospectus_requests@bofa.com; Wells Fargo Securities, LLC, telephone: 1-800-645-3751, or by email at wfscustomersupport@wellsfargo.com; Morgan Stanley & Co. LLC, telephone: 1-866-718-1649, or by email at prospectus@morganstanley.com; TD Securities (USA) LLC, telephone: 1-855-495-9846, or by email at USTMG@tdsecurities.com; or U.S. Bancorp Investments, Inc., telephone: 1-877-558-2607.